BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 15 December 2008

Name of *applicant*:		Man Group plc		
Name of scheme:		Man Group Executive Share Option Scheme 2001		
Period of return:	From:	26/05/2008	To:	25/11/2008
Balance of unallotted securities under scheme(s) from previous return:		1,168,206 Ordinary Shares of 3 3/7 US Cents each		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,136,844		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		1,234,044		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,071,006		

Name of contact:	Rachel Rowson
Telephone number of contact:	0207 144 1732

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 15 December 2008

Name of *applicant*:		Man Group plc		
Name of scheme:		Man Group Sharesave Scheme		
Period of return:	From:	26/05/2008	To:	25/11/2008
Balance of unallotted securities under scheme(s) from previous return:		37,746 Ordinary Shares of 3 3/7 US Cents each		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		602,256		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		556,950		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		83,052		

Name of contact:	Rachel Rowson
Telephone number of contact:	0207 144 1732

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 15 December 2008

Name of *applicant*:		Man Group plc		
Name of scheme:		Man Group plc United States Employee Stock Purchase Plan		
Period of return:	From:	26/05/2008	To:	25/11/2008
Balance of unallotted securities under scheme(s) from previous return:		93,951 Ordinary Shares of 3 3/7 US Cents each		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		23,000		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		22,678		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		94,273		

Name of contact:	Rachel Rowson
Telephone number of contact:	0207 144 1732

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 15 December 2008

Name of *applicant*:		Man Group plc		
Name of scheme:		Man Group Long Term Incentive Plan		
Period of return:	From:	26/05/2008	To:	25/11/2008
Balance of unallotted securities under scheme(s) from previous return:		2,499,994		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		4,629,388		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		3,710,925		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,418,457		

Name of contact:	Rachel Rowson
Telephone number of contact:	0207 144 1732

Man Group plc
15 December 2008

RMF exposure to Madoff

Man Group makes the following statement in connection with the alleged securities fraud perpetrated by Madoff Securities. Man's exposure to this issue is through RMF, its predominantly institutional fund of funds business.

RMF has approximately $360m invested in two funds that are directly or indirectly sub-advised by Madoff Securities and for which Madoff Securities acts as broker/dealer executing the investment strategy. This investment represents approximately 1.5% of RMF's funds under management, and 0.5% of funds under management for Man Group as a whole*. The two Madoff funds in question pursued a market neutral equity option strategy on S&P 100 stocks and index options. Madoff Securities is an SEC registered broker dealer; it is also an approved member of and subject to the rules of five self regulatory organisations, including FINRA, NASDAQ and NYSE Arca, Inc. Based on information available to date, it appears that a systematic and comprehensive fraud may have been committed, evading a range of structural controls.

RMF will continue to monitor and evaluate the situation on behalf of its investors and will take appropriate steps to seek recovery of investor assets. Performance of RMF's flagship Absolute Return Strategies 1 fund, even allowing for zero valuation of its allocation to Madoff advised assets, remains materially ahead of industry benchmarks for the calendar year to end November 2008.

* Estimates based on funds under management data as at 30 September 2008.

Enquiries

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

About Man Group plc

Man is a world-leading alternative investment management business. With a broad range of funds for institutional and private investors globally, it is known for its performance, innovative product design and investor service. Man manages about USD61 billion and employs over 1,800 people in 13 countries worldwide.

The original business was founded in 1783 and this year celebrates its 225th anniversary. Today, Man Group plc is listed on the London Stock Exchange and is ranked in the top 50 companies of the FTSE 100 Index with a market capitalisation of about USD5.5 billion.

Man Group is a member of the Dow Jones Sustainability World Index and the FTSE4Good Index. Man also supports many awards, charities and initiatives around the world, including sponsorship of the Man Booker literary prizes and the Man Group International Climate Change Award. Further information can be found at www.mangroupplc.com.

Man Investments

December 17, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com

COPY

Man Investments

December 17, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

END

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC